UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )*

Prothena Corporation plc

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

G72800108

(CUSIP Number)

Woodford Investment Management LLP

Attention: Simon Osborne

9400 Garsington Road

Oxford OX4 2NH

United Kingdom

+44 (0)870 870 8482

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Woodford Investment Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,041,864 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,302,525 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,525 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON PN

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1	NAME OF REPORTING PERSONS Neil Woodford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,041,864 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,302,525 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,525 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Prothena Corporation Public Limited Company, a public limited company formed under the laws of Ireland (the “Issuer”). The address of the principal executive offices of the Issuer is Alexandra House, The Sweepstakes, Ballsbridge, Dublin 4, Ireland.

Item 2.	Identity and Background.

(a)     This statement is being filed jointly by Woodford Investment Management LLP (the “Reporting Person”) and Neil Woodford, the Head of Investment for the Reporting Person. The joint filing agreement of the Reporting Person and Mr. Woodford is attached as Exhibit 1 to this statement. The filers of this statement are collectively referred to herein as the “Group.”

(b)     The principal business address of the Reporting Person and Mr. Woodford is 9400 Garsington Road, Oxford OX4 2NH, United Kingdom.

(c)     The Reporting Person is an investment manager, authorized and regulated by the Financial Conduct Authority, in the business of investment management. Mr. Woodford serves as the Head of Investment for the Reporting Person.

(d)     Not applicable.

(e)     Not applicable.

(f)     The Reporting Person and Mr. Woodford are citizens of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

To date, the Reporting Person has expended a total of $190,513,680 to acquire 6,302,525 Shares. Such funds were provided from the Reporting Person’s working capital on behalf of its clients.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer based on its belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the acquisition of additional securities desirable, the Reporting Person may endeavor to increase its position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

The percentages used in this statement are calculated based upon 31,379,986 Shares outstanding as of July 24, 2015, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the SEC on August 5, 2015. All acquisitions or dispositions of Shares reported herein were either purchases or sales, as the case may be, which were made in open-market transactions.

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(A) The Reporting Person

(a)     As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 6,302,525 Shares, or 20.1% of the issued and outstanding Shares.

(b)     The Reporting Person shares with Mr. Woodford the power to dispose of 6,302,525 Shares and to vote 6,041,864 Shares.

(c)     Within the past 60 days, the Reporting Person has purchased Shares as follows:

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
10/02/15	50,000	$46.65	$2,332,500
10/01/15	50,000	$44.03	$2,201,500
09/30/15	50,000	$44.87	$2,243,500
09/29/15	25,000	$43.60	$1,090,000
09/29/15	25,000	$45.18	$1,129,500
09/28/15	100,000	$47.90	$4,790,000
09/25/15	50,000	$53.41	$2,670,500
09/21/15	50,000	$59.61	$2,980,500
09/04/15	50,000	$53.64	$2,682,000
08/25/15	50,000	$52.93	$2,646,500
08/20/15	30,000	$56.65	$1,699,500
08/18/15	30,000	$61.56	$1,846,800
08/17/15	10,000	$60.49	$604,900
08/12/15	55,000	$62.38	$3,430,900
08/11/15	100,000	$62.74	$6,274,000

(d)     The clients of the Reporting Person, including managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

(B)     Neil Woodford

(a)     As of the close of business on the date hereof, Mr. Woodford, by virtue of acting as Head of Investments for the Reporting Person, may be deemed to beneficially own 6,302,525 Shares, or 20.1% of the issued and outstanding Shares. Mr. Woodford expressly disclaims beneficial ownership of the Shares beneficially owned by the Reporting Person, except to the extent of any pecuniary interest therein.

(b)     Mr. Woodford shares with the Reporting Person the power to dispose of 6,302,525 Shares and to vote 6,041,864 Shares.

(c)     Mr. Woodford has made no purchases or sales of Shares.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the joint filing agreement filed as Exhibit 1 to this statement, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

See Item 2 above regarding disclosure of the relationship between members of the Group, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated October 8, 2015

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2015

WOODFORD INVESTMENT MANAGEMENT LLP

By:	/s/ Simon Osborne
Name: Simon Osborne
Title: Head of Compliance and
Authorized Signatory

/s/ Neil Woodford
Neil Woodford

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: October 8, 2015

WOODFORD INVESTMENT MANAGEMENT LLP

By:	/s/ Simon Osborne
Name: Simon Osborne
Title: Head of Compliance and
Authorized Signatory

/s/ Neil Woodford
Neil Woodford